130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

April 13, 2020	No. 20-03

Avalon Provides Corporate Update and Outlines Plans for Summer Work Programs

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to provide an update on its recent activities. While the Company has closed its office temporarily due to the COVID-19 pandemic, staff continue to work from home on a reduced work schedule in anticipation of resuming project field work when it is safe to do so. In the meantime, project planning and permitting work continues.

The Company filed its quarterly Financial Statements and Management's Discussion and Analysis ("MDA") for the six month period ended on February 29, 2020 on April 9. These can be accessed at www.avalonadvancedmaterials.com/investors/regulatory_filings/. The Company had approximately $1.2 million in working capital at quarter-end and has since reduced its rate of expenditures to conserve capital through the current period of reduced activity. Shareholders are encouraged to read the MDA for a complete update on recent progress on Avalon's active projects.

Separation Rapids Lithium Project

Process development work continues on the Separation Rapids Lithium Project to optimize the process flowsheet and produce new petalite product samples for glass-ceramic manufacturers who have expressed strong interest in Avalon's product. This work has the objective of producing a high purity product, while reducing overall processing costs by using alternative process methods, including sensor-based ore-sorting and dense media separation, both of which have yielded encouraging initial results to date. The work is largely being conducted at the facilities of the Saskatchewan Research Council in Saskatoon.  The Company is planning to proceed this summer with the recovery of a larger bulk sample for processing to recover larger product samples for customer qualification, which would then lead to off-take agreements to support project development.

Lilypad Tantalum-Cesium Project

Avalon also plans to re-activate its 100%-owned Lilypad Tantalum-Cesium Project this summer, which is located near Fort Hope, Ontario in the traditional territory of the Eabametoong First Nation. In addition to the global need for establishing new cesium supply chains, there is also renewed interest in tantalum, another technology metal with limited supplies from non-conflict sources. The Company plans to follow up on encouraging results obtained during its 2000-2001 tantalum-oriented work programs, where significant cesium assaying up to 6.205% Cs2O over 1.70 metres was also discovered, but never followed up. This was in addition to high grade tantalum mineralization assaying over 0.10%Ta2O5 found in numerous tantalum-cesium-lithium pegmatite dykes that occur on the property.

East Kemptville Tin-Indium Project

The East Kemptville Tin-Indium Project is presently inactive while the Company reviews alternative re-development scenarios at the request of the surface rights holder. These scenarios include re-processing of the old mine tailings to recover previously unrecovered tin, copper, zinc and indium and disposing of the tailings so that they are no longer a source of acid mine drainage.

Clean Technology Business Opportunities

Avalon is also continuing to evaluate the opportunity to apply an innovative new extraction technology to recover rare earths and other metals from acid mine drainage at closed mine sites, such as the Will Scarlett closed coal mine in southern Illinois, and remediate the environmental liability. Initial results from the laboratory test work completed to date have been encouraging and Avalon plans to participate in the installation and operation of a demonstration facility to scale up the process at the Will Scarlett site, if funding can be arranged. Ultimately, the goal is to demonstrate how this technology can recover separated rare earths at a much lower cost than traditional solvent extraction technology and make it economic to recover rare earths from lower grade resources, such as mine wastes. This technology could have broad application at many such sites. Avalon plans to look at implementing it on a trial basis at other closed base and precious metals mine sites in Canada, such as East Kemptville.

The Company continues to look at other clean technology business opportunities related to extracting value from waste materials, that offer potential for near term revenue streams. Management sees enormous growth potential in this sector and good opportunities for accessing capital from the many government programs oriented towards cleantech development and from the growing international Impact/ESG investment community.

Government also remains committed to supporting the establishment of new critical minerals supply chains in Canada. Avalon is continuing to support the efforts of policymakers to implement the needed regulatory changes to recognize critical minerals as a unique sub-sector of the mineral industry. The COVID-19 pandemic and the resulting shortages of medical supplies and pharmaceutical products has served as a reminder to everyone of the risks associated with relying on international sole supply sources of critical materials.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Tantalum-Cesium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company's project development plans, that the Company is planning to proceed this summer with the recovery of a larger bulk sample for processing to recover larger product samples for customer qualification, which would then lead to off-take agreements to support project development, that the Company plans to re-activate its Lilypad Tantalum-Cesium Project this summer, that Avalon plans to participate in the installation and operation of a demonstration facility to scale up the process at the Will Scarlett site, if funding can be arranged, that Avalon plans to look at implementing an innovative new extraction technology on a trial basis at other closed base and precious metals mine sites in Canada, that management sees enormous growth potential in the clean tech sector and good opportunities for accessing capital. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.